NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

December 6, 2007

VIA EDGAR

Messrs. H. Christopher Owings
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Registration Statement on Form S-3
Filed March 29, 2007
File No. 333-141659

Messrs. Owing:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement").

     By telephone, we were advised by the staff of the Securities and Exchange Commission (the "Commission") that its sole comment in respect of the Registration Statement was that the Commission was unable to accelerate effectiveness of the Registration Statement until the accounting issues related to our Form 10-K filed for the period ended August 31, 2006 were resolved. All such accounting issues have been resolved as of November 6, 2007.

     Further, given the amount of time that has passed since we initially filed the Registration Statement, Amendment No. 1 includes additional and updated information as appropriate.

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     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

Nitches, Inc.

/s/	Steven P. Wyandt
Chief Executive Officer